SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on May 12, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

Date: May 12, 2014

G. Willi-Food International Ltd. Announces Availability of its Annual Report on
Form 20-F through its Website

Yavne, Israel, May 12, 2014 – G. Willi-Food International Ltd. (Nasdaq: WILC), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced that its Annual Report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2013, as filed with the Securities and Exchange Commission on April 30, 2014, is available on its website (http://www.willi-food.co.il/eng/). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About G. Willi-Food International Ltd.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

Company Contact:
Pavel Buber, Controller and Secretary
(+972) 8-932-1000
Email: pavel@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.